732713 DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06022836

RECD S.E.C.
2006

January 17, 2006

Marcy A. Bass
Senior Corporate Counsel and
Assistant Corporate Secretary
BellSouth Corporation
Legal Department
1155 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309-3610

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/17/2006

Re: BellSouth Corporation
Incoming letter dated December 9, 2005

Dear Ms. Bass:

This is in response to your letter dated December 9, 2005 concerning the shareholder proposal submitted to BellSouth by Harold R. Brodman, M.D. We also have received a letter from the proponent dated December 22, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
JAN 31 2006
THOMSON
FINANCIAL

Enclosures

cc: Harold R. Brodman, M.D.
25 Innes Rd.
Scarsdale, NY 10583-7109

RECEIVED

2005 DEC 12 PM 4:07

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BellSouth Corporation
Legal Department
1155 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309-3610

marcy.bass@bellsouth.com

Marcy A. Bass
Senior Corporate Counsel and
Assistant Corporate Secretary

404 249 3875
Fax 404 249 4766

December 9, 2005

VIA FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: BellSouth Corporation
Commission File No. 1-8607
Rule 14a-8, Proposals of Security Holders

Ladies and Gentlemen:

BellSouth Corporation ("BellSouth" or the "Company") has received from Harold R. Brodman, M.D. ("the Proponent"), by letter dated October 31, 2005, a shareholder proposal (the "Proposal") for inclusion in the BellSouth proxy statement for its 2006 Annual Meeting of Shareholders. The Proponent included with the Proposal a supporting statement (the "Supporting Statement") that sets forth the Proponent's reasons for advocating that the Proposal be adopted by the Company's shareholders. Copies of the Proposal and the Supporting Statement are attached as Exhibit "A".

The Proposal states as follows:

"Resolved: The shareholders urge the Board of Directors: To make no financial contributions either real or in kind, directly or through intermediaries, from the Company to any legal fund used in defending any and all politicians, now or in the future."

For the reasons set forth below, BellSouth intends to omit the Proposal from its proxy materials and requests that you confirm that the Division will not recommend enforcement action to the Commission if the Proposal is omitted.

As counsel for BellSouth, it is my opinion that the Proposal can be properly omitted from the Company's proxy materials under Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) BECAUSE IT RELATES TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." BellSouth operates in a highly regulated industry, and is therefore significantly affected by the actions of elected officials at the local, state and national levels. As a result, the Company believes that it is in the best interests of its shareholders, and an important part of its business operations, to be actively involved in the electoral process. Its involvement ranges from making prudent contributions to state and local candidates to contributing to political organizations when such contributions advance BellSouth's business objectives. In all cases, the Company is committed to complying with campaign finance and lobbying laws and its contributions are publicly reported as required by law. Moreover, every political contribution is governed by a clearly defined Company policy (described on the Company's website) and subject to rigorous scrutiny. Thus, every decision relating to a contribution to a politician is based on a clear business rationale and therefore relates to the Company's ordinary business operations. (Contributions to legal defense funds would be subject to the Company's policy on political contributions, however, it should be noted that, according to the Company's records, there has been only one occasion on which it has made a contribution to a legal expense trust for a particular politician.)

By seeking to prohibit the Company from making contributions to "any legal fund used in defending any and all politicians," the Proposal falls within the scope of a long line of no-action letters issued by the Staff that concur with the exclusion of proposals that seek to prohibit a company from making, or require a company to make, contributions to specific types of organizations. The Staff has consistently agreed that proposals requesting a company to refrain from making any contributions to specific types of organizations deal with matters relating to the conduct of the company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). For example, in Wachovia Corporation (available January 25, 2005), the Staff found that a proposal recommending that the board disallow the payment of corporate funds to Planned Parenthood and any other organizations involved in providing abortion services could be excluded from the company's proxy materials because it dealt with matters relating to the conduct of the company's ordinary business operations ("i.e., contributions to specific types of organizations"). See also, T. Rowe Price Group, Inc. (available December 27, 2002) (proposal requesting that the company not sponsor or contribute to non-profit organizations which undermine the American war on terrorism could be excluded under Rule 14a-8(i)(7) because it dealt with contributions to a specific type of organization); and Bank of America Corp. (available January 24, 2003) (proposal requesting that the company refrain from making charitable contributions to organizations that support abortion could be excludable because it dealt with contributions to specific types of organizations). Similarly, the Proposal seeks to prohibit contributions to a particular kind of organization – legal defense funds – and is therefore excludable.

Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, BellSouth believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

CONCLUSION

For the reasons set forth above, BellSouth respectfully submits that it may properly omit the Proposal from its 2006 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if BellSouth omits the Proposal. In the event that the Staff does not concur with the Company's position that the Proposal may be excluded from the Company's 2006 Proxy Materials, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

A copy of this letter is being mailed concurrently to the Proponent, pursuant to Rule 14a-8(j), to advise him of BellSouth's intention to omit the Proposal from its proxy materials. Five additional copies of this letter and the attachments are also enclosed. Please acknowledge receipt of the enclosed copy of this letter and its enclosures by stamping the enclosed acknowledgment copy and returning it to us in the enclosed self-addressed, stamped envelope. In addition, should you have questions or comments concerning this letter, please contact the undersigned at (404) 249-3875.

Very truly yours,

Marcy A. Bass

Encls.

cc: Harold R. Brodman, M.D.

(Transcribed from handwritten copy submitted)

October 31, 2005

Marcy A. Bass
Senior Corporate Counsel and Assistant Corporate Secretary
BellSouth Corporation, Legal Department
1155 Peachtree St. NE
Suite 1800
Atlanta, GA 30309-3610

Re: Shareholder Proposal by Certified Mail
Return Receipt Requested

Dear Ms. Bass:

Request is made to submit the following proposal for a vote at the next BellSouth Corporation stockholders meeting.

Harold R. Brodman, Trustee of the Harold R. Brodman Living Trust, 25 Innes Road, Scarsdale, NY 10583-7109 is the owner of 3,381 shares of BellSouth Corporation. Shares are held electronically by the corporation investor ID 125206369712; cusip 001 752 07986010; account key Harobr -- Brlt -- 0100. I intend holding these securities for more than one year and have held them since the AT&T breakup.

Resolved: The shareholders urge the Board of Directors:

To make no financial contributions either real or in kind, directly or through intermediaries, from the Company to any legal fund used in defending any and all politicians, now or in the future.

Supporting statement:

Supporting the legal defense of politicians who are being investigated or indicted for unethical or illegal practices is an inappropriate use of corporate funds and image. By inference, real or imagined, the corporation assumes the image of the compromised politician. Furthermore by supporting this proposal there can be no adverse fiscal effect on the corporation; but rather the contrary. We may be judged by the company we keep.

Respectfully submitted,
Harold R. Brodman, M.D.
Telephone # 914 472 4871
Email hebrodman@aol.com

P.S. My niece, E. Julia Sams (Hollerman) will appear at the annual stockholders meeting as my surrogate to present the above proposal and will require a statement giving her access to the meeting.

Harold R. Brodman, MD, MS (Surg) FACS
25 Innes Rd.
Scarsdale, N.Y. 10583-7109

December 22, 2005

RECEIVED
2005 DEC 28 AM 11:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: BellSouth Corporation
Commission File No. 1-8607

Ladies and Gentlemen:

In response in the letter sent to you on 12-9-05 (copy received by me 12-22-05) by BellSouth Corporation legal department with regard to my proposal to be included in the BellSouth proxy statement for its 2006 Annual Meeting of Shareholders, the following response is submitted. Enclosed is a copy of the letter submitted to you by BellSouth including a copy of my proposal and supporting statement.

With respect to my proposal: the proposal does not prohibit the company from making contribution to or supporting political organizations. Therefore the first paragraph of Mary A. Bass' letter (counsel for BellSouth) is irrelevant.

A legal defense fund is not an organization. It is the cost a person may or may not elect to bear as he or she chooses to defend himself (herself) from what may be illegal activity.

as the court will decide. Equating legal costs as an organization is inappropriate and barrotry. The cases quoted in Ms Bass letter are therefore irrelevant.

And further more as outlined in my supporting statement defending a politician for unethical or illegal practices can in no way be construed as conduct of ordinary business operations of a company as referred to by Ms. Bass in the Securities Exchange Act of 1934 (rule 14a-8(i)7).

Respectfully submitted in that you do not honor BellSouth Corporation's request to exclude my proposal from the 2006 Annual Meeting of Shareholders.

Very truly yours,

Harold R. Brodman, MD

cc: Marcy Bass
E Julia Sams (Holleman)

Attachment A

(Transcribed from handwritten copy submitted)

October 31, 2005

Marcy A. Bass
Senior Corporate Counsel and Assistant Corporate Secretary
BellSouth Corporation, Legal Department
1155 Peachtree St. NE
Suite 1800
Atlanta, GA 30309-3610

Re: Shareholder Proposal by Certified Mail
Return Receipt Requested

Dear Ms. Bass:

Request is made to submit the following proposal for a vote at the next BellSouth Corporation stockholders meeting.

Harold R. Brodman, Trustee of the Harold R. Brodman Living Trust, 25 Innes Road, Scarsdale, NY 10583-7109 is the owner of 3,381 shares of BellSouth Corporation. Shares are held electronically by the corporation investor ID 125206369712; cusip 001 752 07986010; account key Harobr -- Brlt -- 0100. I intend holding these securities for more than one year and have held them since the AT&T breakup.

Resolved: The shareholders urge the Board of Directors:
To make no financial contributions either real or in kind, directly or through intermediaries, from the Company to any legal fund used in defending any and all politicians, now or in the future.

Supporting statement:
Supporting the legal defense of politicians who are being investigated or indicted for unethical or illegal practices is an inappropriate use of corporate funds and image. By inference, real or imagined, the corporation assumes the image of the compromised politician. Furthermore by supporting this proposal there can be no adverse fiscal effect on the corporation; but rather the contrary. We may be judged by the company we keep.

Respectfully submitted,
Harold R. Brodman, M.D.
Telephone # 914 472 4871
Email hebrodman@aol.com

P.S. My niece, E. Julia Sams (Hollerman) will appear at the annual stockholders meeting as my surrogate to present the above proposal and will require a statement giving her access to the meeting.

609288

BellSouth Corporation
Legal Department
1155 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309-3610

marcy.bass@bellsouth.com

Marcy A. Bass
Senior Corporate Counsel and
Assistant Corporate Secretary

404 249 3875
Fax 404 249 4766

December 9, 2005

VIA FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: BellSouth Corporation
Commission File No. 1-8607
Rule 14a-8, Proposals of Security Holders

Ladies and Gentlemen:

BellSouth Corporation ("BellSouth" or the "Company") has received from Harold R. Brodman, M.D. ("the Proponent"), by letter dated October 31, 2005, a shareholder proposal (the "Proposal") for inclusion in the BellSouth proxy statement for its 2006 Annual Meeting of Shareholders. The Proponent included with the Proposal a supporting statement (the "Supporting Statement") that sets forth the Proponent's reasons for advocating that the Proposal be adopted by the Company's shareholders. Copies of the Proposal and the Supporting Statement are attached as Exhibit "A".

The Proposal states as follows:

"Resolved: The shareholders urge the Board of Directors: To make no financial contributions either real or in kind, directly or through intermediaries, from the Company to any legal fund used in defending any and all politicians, now or in the future."

For the reasons set forth below, BellSouth intends to omit the Proposal from its proxy materials and requests that you confirm that the Division will not recommend enforcement action to the Commission if the Proposal is omitted.

As counsel for BellSouth, it is my opinion that the Proposal can be properly omitted from the Company's proxy materials under Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) BECAUSE IT RELATES TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." BellSouth operates in a highly regulated industry, and is therefore significantly affected by the actions of elected officials at the local, state and national levels. As a result, the Company believes that it is in the best interests of its shareholders, and an important part of its business operations, to be actively involved in the electoral process. Its involvement ranges from making prudent contributions to state and local candidates to contributing to political organizations when such contributions advance BellSouth's business objectives. In all cases, the Company is committed to complying with campaign finance and lobbying laws and its contributions are publicly reported as required by law. Moreover, every political contribution is governed by a clearly defined Company policy (described on the Company's website) and subject to rigorous scrutiny. Thus, every decision relating to a contribution to a politician is based on a clear business rationale and therefore relates to the Company's ordinary business operations. (Contributions to legal defense funds would be subject to the Company's policy on political contributions, however, it should be noted that, according to the Company's records, there has been only one occasion on which it has made a contribution to a legal expense trust for a particular politician.)

By seeking to prohibit the Company from making contributions to "any legal fund used in defending any and all politicians," the Proposal falls within the scope of a long line of no-action letters issued by the Staff that concur with the exclusion of proposals that seek to prohibit a company from making, or require a company to make, contributions to specific types of organizations. The Staff has consistently agreed that proposals requesting a company to refrain from making any contributions to specific types of organizations deal with matters relating to the conduct of the company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). For example, in Wachovia Corporation (available January 25, 2005), the Staff found that a proposal recommending that the board disallow the payment of corporate funds to Planned Parenthood and any other organizations involved in providing abortion services could be excluded from the company's proxy materials because it dealt with matters relating to the conduct of the company's ordinary business operations ("i.e., contributions to specific types of organizations"). See also, T. Rowe Price Group, Inc. (available December 27, 2002) (proposal requesting that the company not sponsor or contribute to non-profit organizations which undermine the American war on terrorism could be excluded under Rule 14a-8(i)(7) because it dealt with contributions to a specific type of organization); and Bank of America Corp. (available January 24, 2003) (proposal requesting that the company refrain from making charitable contributions to organizations that support abortion could be excludable because it dealt with contributions to specific types of organizations). Similarly, the Proposal seeks to prohibit contributions to a particular kind of organization – legal defense funds – and is therefore excludable.

Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, BellSouth believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

CONCLUSION

For the reasons set forth above, BellSouth respectfully submits that it may properly omit the Proposal from its 2006 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if BellSouth omits the Proposal. In the event that the Staff does not concur with the Company's position that the Proposal may be excluded from the Company's 2006 Proxy Materials, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

A copy of this letter is being mailed concurrently to the Proponent, pursuant to Rule 14a-8(j), to advise him of BellSouth's intention to omit the Proposal from its proxy materials. Five additional copies of this letter and the attachments are also enclosed. Please acknowledge receipt of the enclosed copy of this letter and its enclosures by stamping the enclosed acknowledgment copy and returning it to us in the enclosed self-addressed, stamped envelope. In addition, should you have questions or comments concerning this letter, please contact the undersigned at (404) 249-3875.

Very truly yours,

Marcy A. Bass

Encls.

cc: Harold R. Brodman, M.D.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BellSouth Corporation
Incoming letter dated December 9, 2005

The proposal requests that the board of directors make no direct or indirect contribution from the company to any legal fund used in defending any politician.

There appears to be some basis for your view that BellSouth may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if BellSouth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel